AB 3/15

11019864

RECEIVED 2011 FEB 28 PM 3:02 SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42529 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrook Capital Corp.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Ste 850
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Luzzatto 310-656-4284
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt, LLP
(Name – *if individual, state last, first, middle name*)

11444 W. Olympic Blvd., 11th Floor (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/16

## OATH OR AFFIRMATION

I, Jon Schotz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrook Capital Corp, as of December 31st, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

See attached loose leaf certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of LOS ANGELES } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 23RD day of FEBRUARY, 2010, by
Date Month Year

(1) JON SCHOTZ,
Name of Signer

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

S. YULOFF
Commission # 1834782
Notary Public - California
Los Angeles County
My Comm. Expires Feb 2, 2013

Signature of Notary Public

Place Notary Seal Above

**OPTIONAL**

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: SEC FORM X-17A-15

Document Date: As of Sig on 2/28/11 Number of Pages: 2

Signer(s) Other Than Named Above: NONE

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here



ORIGINAL DOCUMENT BEARS THIS SEAL

# SAYBROOK CAPITAL CORP.

FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2010 AND 2009

**SAYBROOK CAPITAL CORP.**
DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS



All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors has not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Saybrook Capital Corp.:

We have audited the accompanying statements of financial condition of Saybrook Capital Corp. (the Company), a Delaware corporation, as of December 31, 2010 and 2009, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrook Capital Corp. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 24, 2011

11444 W. Olympic Boulevard, 11th Floor, Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

**SAYBROOK CAPITAL CORP.**
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

**ASSETS**

| | 2010 | 2009 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 282,868 | $ 198,058 |
| Accounts receivable | 15,000 | - |
| Total current assets | 297,868 | 198,058 |
| Property, at cost: | | |
| Furniture and equipment | 28,161 | 28,161 |
| Leasehold improvements | 7,451 | 7,451 |
| Total property, at cost | 35,612 | 35,612 |
| Less: accumulated depreciation and amortization | (35,612) | (35,612) |
| Property, net | - | - |
| Other assets: | | |
| Notes receivable | - | 5,051 |
| Due from affiliates, net | 3,905 | - |
| Total other assets | 3,905 | 5,051 |
| Total assets | $ 301,773 | $ 203,109 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| | 2010 | 2009 |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 15,000 | $ - |
| Due to affiliate, net | - | 390 |
| Total current liabilities | 15,000 | 390 |
| Commitments and contingencies (See Notes) | | |
| Shareholders' equity | 286,773 | 202,719 |
| Total liabilities and shareholders' equity | $ 301,773 | $ 203,109 |

*See accompanying notes to financial statements.*

## SAYBROOK CAPITAL CORP.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| Revenues: | | |
| Private placement fee revenues | $ 90,000 | $ - |
| Interest income | 8,849 | 335 |
| Other revenues | 96,899 | - |
| Total revenues | 195,748 | 335 |
| Operating expenses: | | |
| Private placement fee expenses | 90,000 | - |
| FINRA fees, dues and subscriptions | 9,883 | 4,662 |
| Insurance | - | 1,330 |
| Professional fees - accounting | 14,565 | 16,884 |
| Professional fees - legal | 344 | 290 |
| Office expenses | 823 | 551 |
| Telephone | 49 | 31 |
| Total operating expenses | 115,664 | 23,748 |
| Operating income (loss) | 80,084 | (23,413) |
| Other income | 4,770 | - |
| Income (loss) before California franchise tax | 84,854 | (23,413) |
| California franchise tax | 800 | 800 |
| Net income (loss) | $ 84,054 | $ (24,213) |

*See accompanying notes to financial statements.*

# SAYBROOK CAPITAL CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

| | Common Stock | | Additional Paid-In | Retained Earnings (Accumulated | Total Shareholders' |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit) | Equity |
| Balance, December 31, 2008 | 9,999 | $ 10 | $ 288,990 | $ (62,068) | $ 226,932 |
| Net loss | - | - | - | (24,213) | (24,213) |
| Balance, December 31, 2009 | 9,999 | 10 | 288,990 | (86,281) | 202,719 |
| Net income | - | - | - | 84,054 | 84,054 |
| Balance, December 31, 2010 | 9,999 | $ 10 | $ 288,990 | $ (2,227) | $ 286,773 |

*See accompanying notes to financial statements.*

**SAYBROOK CAPITAL CORP.**
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | $ 84,054 | $ (24,213) |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by (used in) operating activities: | | |
| Changes in assets and liabilities: | | |
| Accounts receivable | (15,000) | - |
| Accounts payable and accrued expenses | 15,000 | (450) |
| Due to/from affiliates, net | (4,295) | 373 |
| Net cash provided by (used in) operating activities | 79,759 | (24,290) |
| Cash flows from investing activities: | | |
| Proceeds from note receivable | 5,051 | 10,581 |
| Cash provided by investing activities | 5,051 | 10,581 |
| Net change in cash and cash equivalents | 84,810 | (13,709) |
| Cash and cash equivalents, beginning of year | 198,058 | 211,767 |
| Cash and cash equivalents, end of year | $ 282,868 | $ 198,058 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the year for California franchise tax | $ 800 | $ 800 |
| Cash paid during the year for interest | $ - | $ - |

*See accompanying notes to financial statements.*

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Saybrook Capital Corp., a Delaware corporation (the Company), incorporated on February 2, 1990, is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company engages in municipal securities underwriting and trading as well as the sale of direct private placements through limited partnerships.

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income and expenses are recorded as earned and incurred, respectively.

Authorized Shares

The Company's Certificate of Incorporation authorized the issuance of 10,000 shares of common stock having a par value of $0.001 per share. As of December 31, 2010 and 2009 9,999 shares of common stock were issued and outstanding.

Revenue Recognition

Revenue from management and monthly engagement fees are recognized when services are performed and earned as determined contractually. Success fees are recognized when the services are completed, any contingencies no longer exist and the Company anticipates the realization of income through future cash payments.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Property

Property is stated at cost. Depreciation and amortization expense is calculated principally on an accelerated method over the estimated economic useful lives of the assets, which are five to seven years, or, for leasehold improvements, the term of the lease, if shorter. Property was fully depreciated as of April 2003.

Income Taxes

The Company has elected to be treated as an S-Corporation for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for state income taxes of 1.5 percent of taxable income. The Company has no significant timing differences for state tax reporting and, accordingly, there are no deferred state tax assets or liabilities. The Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

**NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 2. CONCENTRATION OF CREDIT AND BUSINESS RISK**

The Company's cash and cash equivalents are maintained in various bank accounts. The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company shares office space with affiliated companies and receives administrative support and other services for which it is not charged. The Company's additional operating costs, if it was required to reimburse the affiliate, are not known (Note 6).

During the year ended December 31, 2010, a single client accounted for 100 percent of total investment advisory fee revenues and accounts receivable. The Company generated no investment advisory fee revenue for the year ended December 31, 2009.

**NOTE 3. NOTES RECEIVABLE**

On October 3, 1995, the Company purchased an unsecured note receivable totaling $50,000, with interest at the rate of 15 percent payable semi-annually on March 1 and September 1 from Santa Monica Amusements, LLC (SMA). The principal balance was due June 30, 2004. Based upon the terms of the note, the Company received a secondary note receivable in the amount of $3,250, which represents the accrued interest on the note through March 1, 1996. The secondary note receivable carries the same terms as the primary note receivable.

In 2009, the Company received $10,581, which was recorded as a reduction in the notes receivable principal balance. Due to the uncertainty of collection, no interest income was recorded during the year ended December 31, 2009. In 2010, the Company received $13,565 of which $5,051 was recorded as a reduction in the notes receivable, thereby reducing the balance to $0, and $8,514 was recorded as interest income in the accompanying statement of operations for the year ended December 31, 2010.

In December 2010, the assets of SMA were sold and the Company received a settlement on the notes receivable in the amount of $96,899 which has been recorded as other revenues in the accompanying statement of operations for the year ended December 31, 2010.

## NOTE 4. OFFICE LEASE

The Company leases office space under an operating lease which expires on February 28, 2013. The Company's affiliates also utilize the leased office space. The lease requires monthly rental payments, beginning March 1, 2008 of $45,579, which increase annually by 4 percent. The Company is a signatory to this lease; however, an affiliate of the Company makes the lease payments and incurs the rent expense. For the years ended December 31, 2010 and 2009, all required lease payments have been made by the affiliate. No rent expense was recorded by the Company for the years ended December 31, 2010 and 2009.

Future annual noncancelable rental commitments, which are anticipated to be paid by the affiliate, are as follows:

| For the years ending December 31, | | |
|---|---|---|
| 2011 | $ | 611,294 |
| 2012 | | 635,746 |
| 2013 | | 106,641 |
| Total minimum lease payments | $ | 1,353,681 |

## NOTE 5. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as the greater of $100,000 or 6 2/3 percent of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2010, the Company had net capital of $267,868, which exceeded the minimum requirement of $100,000 by $167,868 and had an aggregated indebtedness to net capital ratio of .06 to 1. The Company may have future capital withdrawals, but management intends to limit these distributions so they will not cause the Company to be in violation of its net capital requirements.

## NOTE 6. RELATED PARTY TRANSACTIONS

General Operating Expenses

An entity owned by the shareholders of the Company pays for all employee costs and certain operating expenses of the Company, except those expenses directly relating to broker-dealer transactions. As a result, the Company, at the discretion of the shareholders, pays a management fee to the related entity to reimburse for significant general operating expenses. No management fee was charged for these services for the years ended December 31, 2010 and 2009.

**NOTE 7. SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that have occurred from December 31, 2010 through February 24, 2011, which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

# SAYBROOK CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

| | Accounts From | | |
|---|---|---|---|
| | Audited Financial Statements | Unaudited FOCUS Part II | Difference Increase (Decrease) |
| Total Shareholders' Equity | $ 286,773 | $ 286,772 | $ 1 |
| Deductions and/or Charges | | | |
| Non-allowable assets included in the following statement of financial condition captions: | | | |
| Accounts receivable | (15,000) | - | (15,000) |
| Due from affiliates, net | (3,905) | (3,904) | (1) |
| Total Non-Allowable Assets | (18,905) | (3,904) | (15,001) |
| Net Capital | $ 267,868 | $ 282,868 | $ (15,000) |
| Total Aggregated Indebtedness (A.I.) | $ 15,000 | $ - | $ 15,000 |
| Minimum Net Capital - 6 2/3% of A.I. | $ 1,000 | $ - | |
| Minimum Net Capital Required | $ 100,000 | $ 100,000 | |
| Excess Net Capital | $ 167,868 | $ 182,868 | |
| Excess Net Capital at 1000% | $ 266,368 | $ 282,868 | |
| Ratio of Aggregated Indebtedness to Net Capital | 0.06 to 1 | 0.00 to 1 | |

*See accompanying notes to financial statements and Report of Independent Registered Public Accounting Firm.*

# SAYBROOK CAPITAL CORP.

NOTES TO DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II
FOR THE YEAR ENDED DECEMBER 31, 2010

Differences resulted from the following audit adjustments for the year ended December 31, 2010.

| | | |
|---|---|---|
| 1. Adjustments to correct shareholders' equity | | |
| a. To record additional investment advisory revenues for the year ended December 31, 2010 | $ 15,000 | |
| b. To record additional investment advisory expenses for the year ended December 31, 2010 | (15,000) | |
| c. Rounding | 1 | |
| Total adjustments to correct shareholders' equity | | $ 1 |
| 2. Accounts receivable | | |
| a. To record amounts receivable as of December 31, 2010 | $ (15,000) | |
| b. Rounding | (1) | |
| | | $ (15,001) |
| Net differences | | $ (15,000) |

*See accompanying notes to financial statements and Report of Independent Registed Public Accounting Firm.*

# SAYBROOK CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3(k)(2)(i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

*See Report of Independent Registered Public Accounting Firm.*

## SAYBROOK CAPITAL CORP.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

The provisions of this rule shall not be applicable to the Company, pursuant to Rule15c3-3(k)(2)(i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

*See Report of Independent Registered Public Accounting Firm.*

Report of Independent Registered Public Account Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To Board of Directors of
Saybrook Capital Corp.:

In planning and performing our audit of the financial statements and supplemental information of Saybrook Capital Corp. (the Company) for the year ended December 31, 2010, we considered its internal control over financial reporting, including control activities for safeguarding securities (collectively, internal controls), as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Report of Independent Registered Public Account Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
(Continued)

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal controls was for the limited purposes described in the first paragraph and would not necessarily identify all deficiencies in internal controls that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal controls that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material weakness for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, the New York Stock Exchange and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 24, 2011

# SAYBROOK CAPITAL CORP.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AGREED UPON PROCEDURES REPORT
DECEMBER 31, 2010

HOLTHOUSE CARLIN & VAN TRIGT LLP

HCVT CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Saybrook Capital Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Saybrook Capital Corp. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 of the Company for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Reviewed Form SIPC-7 noting no adjustments to revenues reported on the FOCUS reports made;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger and FOCUS reports noting no differences; and

5. Reviewed Form SIPC-7 noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions on the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 24, 2011

11444 W. Olympic Boulevard, 11th Floor, Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

# SAYBROOK CAPITAL CORP.

(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7 | $ | 200,518 |
| General Assessments at .0025 | | 501 |
| Payment Remitted with Form SIPC-6 | | 150 |
| Amount Due with Form SIPC-7 | $ | 351 |

Collection agent: Securities Investor Protection Corporation